UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 602, Unit B4, Kexing Science Park

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen, 518057

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the securities being registered and certain Cayman Islands legal matters

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands legal matters (included in Exhibit 5.1)

23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

99.1	Press Release – FangDD Announces US$697,600 Registered Direct Offering of American Depositary Shares

99.2	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors

INCORPORATION BY REFERENCE

Exhibits 5.1, 8.1 and 23.2 to this report on Form 6-K are hereby incorporated by reference into the registration statements of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: December 8, 2022